EXHIBIT 99.1

AcuityAds Announces Changes to Ticker Symbols

Nasdaq and TSX Ticker Symbols Both Change to ‘ILLM’ on April 17

TORONTO and NEW YORK, April 12, 2023 (GLOBE NEWSWIRE) -- AcuityAds Holdings Inc. (TSX:AT, Nasdaq: ATY) (“AcuityAds” or “Company”), a technology leader that provides targeted digital media solutions enabling advertisers to connect intelligently with audiences across advertising channels, today announced that the Common Shares of the Company will begin trading on the Nasdaq Capital Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”) under the symbol “ILLM”, effective Monday, April 17, 2023.

“Our unique consumer journey platform, illumin, continues to drive our company’s growth while fundamentally changing the world of advertising,” said Tal Hayek, Co-Founder and Chief Executive Officer of AcuityAds. “The ‘ILLM’ ticker symbol enhances the visibility of illumin across all our stakeholders and is a better reflection of our long-term strategic path forward.”

No action by the Company’s shareholders is required with respect to either ticker symbol change. The Company’s Common Shares will continue to be listed on Nasdaq and TSX, and the respective CUSIP numbers will remain unchanged.

About AcuityAds:

AcuityAds is a leading Journey Advertising technology company that empowers marketers to make smarter decisions about targeting and communicating with online consumers. Its journey advertising platform, illumin™, offers media planning, buying and real-time intelligence from a single platform. With proprietary Artificial Intelligence, illumin™ brings unique programmatic capabilities to connect the consumer journey and help marketers understand a consumer’s true value to their brand. The Company brings an integrated ecosystem of privacy-protected data, inventory, brand safety and fraud prevention partners, offering trusted solutions with proven, above benchmark outcomes for the most demanding marketers.

AcuityAds is headquartered in Toronto with offices throughout Canada, the U.S., Europe and Latin America. For more information, visit https://illumin.com.

For further information, please contact:

Daniel Gordon Investor Relations Manager AcuityAds Holdings Inc. 416-218-9888 ext. 5313 investors@acuityads.com	Babak Pedram Investor Relations – Canada Virtus Advisory Group Inc. 416-644-5081 bpedram@virtusadvisory.com	David Hanover Investor Relations – U.S. KCSA Strategic Communications 212-896-1220 dhanover@kcsa.com

Disclaimer in regard to Forward-looking Statements

Certain statements included herein constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Investors are cautioned not to put undue reliance on forward-looking statements. Except as required by law, AcuityAds does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.